UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 27, 2017

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82‑ __________

Enclosure:  A press release dated April 27, 2017 announcing STMicroelectronics’ First Quarter 2017 Financial Results.

PR No. C2817C

STMicroelectronics
Reports 2017 First Quarter Financial Results

•	Net revenues of $1.82 billion, up 12.9% year-over-year on growth across all product groups
•	Gross margin of 37.6%, up 420 basis points year-over-year
•	Net income of $108 million, year-over-year improvement of $149 million
•	Cash dividend of $0.24 per common share payable in equal quarterly installments to be proposed to the 2017 Annual General Meeting of Shareholders

Geneva, April 27, 2017 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported financial results for the first quarter ended April 1, 2017.

First quarter net revenues totaled $1.82 billion, gross margin was 37.6%, and net income was $108 million, or $0.12 per share.

“The positive momentum we have had over the last quarters has continued entering 2017,” commented Carlo Bozotti, STMicroelectronics President and Chief Executive Officer.

“In the first quarter, both revenues and gross margin were better than the mid-point of the guidance. Year-over-year, revenues increased 12.9%, with a synchronized and well-balanced growth across product groups, regions and sales channels. Both operating and net income significantly improved year-over-year, increasing to $129 million and $108 million, respectively, in the first quarter. Free cash flow, during a quarter of higher capital spending to support our growth plans, doubled to $62 million on a year-over-year basis.

“Our objective for 2017 is to achieve sustainable revenue growth and margin expansion through our strategic focus on Internet of Things and Smart Driving. Our results in this first quarter are putting us on the right trajectory.”

 Quarterly Financial Summary (US$ Million)

U.S. GAAP	Q1 2017	Q4 2016	Q1 2016
Net Revenues	1,821	1,859	1,613
Gross Margin	37.6%	37.5%	33.4%
Operating Income (Loss)	129	129	(33)
Net Income (Loss) attributable to parent company	108	112	(41)
Net cash from operating activities	289	378	141

Non-U.S. GAAP (1)	Q1 2017	Q4 2016	Q1 2016
Operating Income (Loss) before impairment and restructuring charges	134	153	(5)
Free cash flow	62	135	31
Net financial position	518	513	439

 (1) See Appendix for reconciliation to U.S. GAAP and additional information explaining why the Company believes these measures are important.

Quarterly Financial Summary By Product Group (US$ Million)

Net Revenues By Product Group	Q1 2017	Q4 2016	Q1 2016
Automotive and Discrete Group (ADG)	708	716	671
Analog and MEMS Group (AMG)	443	436	369
Microcontrollers and Digital ICs Group (MDG)	593	610	532
Others (a)	77	97	41
Total	1,821	1,859	1,613

(a) Net revenues of “Others” includes revenues from sales of Imaging Product Division, Subsystems, assembly services, and other revenue.

First Quarter Review

First quarter net revenues decreased 2.1% sequentially; a better than seasonal performance and 30 basis points better than the midpoint of the Company’s guidance. On a sequential basis, both Analog and MEMS Group (AMG) and Automotive and Discrete Group (ADG) performed better than the Company average, with AMG revenues up by 1.6% and ADG down by 1.2%. On a sequential basis, Microcontrollers and Digital ICs Group (MDG) revenues decreased by 2.8% due to lower sales of discontinued businesses partially offset by growth in general purpose microcontrollers. As expected, Imaging Product Division revenues, reported in Others, decreased sequentially reflecting seasonality.

On a year-over-year basis, first quarter net revenues increased by 12.9% on solid growth across all product families. Analog and MEMS Group (AMG) revenues increased 19.9% compared to the year-ago period driven by strong growth in MEMS and analog products. Microcontrollers and Digital ICs Group (MDG) revenues increased year-over-year by 11.4%, or 14.6% excluding discontinued businesses, mainly due to strong growth in general purpose microcontrollers and growth in digital products. Automotive and Discrete Group (ADG) revenues increased year-over-year by 5.6% reflecting growth in automotive and strong growth in power discrete products. Imaging Product Division revenues in the first quarter more than doubled compared to the year-ago quarter driven by ST’s Time-of-Flight technology.

By region of shipment, Asia Pacific, EMEA, and the Americas grew on a year-over-year basis 17.4%, 8.0%, and 5.7%, respectively.

First quarter gross profit was $685 million and gross margin was 37.6%, 60 basis points above the midpoint of the Company’s guidance. On a sequential basis, gross margin increased 10 basis points, above normal seasonality, mainly benefiting from favorable product mix, improved manufacturing efficiencies, and lower unused capacity charges partially offset by normal beginning of year pricing changes for major customers. Gross margin improved 420 basis points year-over-year, benefiting from strongly improved manufacturing efficiencies, favorable product mix, lower unused capacity charges and favorable currency effects, net of hedging partially offset principally by normal price pressure.

Combined R&D and SG&A expenses in the first quarter were $568 million compared to $570 million and $571 million in the sequential and year-ago quarter, respectively.

First quarter other income and expenses, net, registered income of $17 million compared to $25 million and $28 million in the prior and year-ago quarter, respectively, mainly due to lower R&D funding.

Impairment and restructuring charges in the first quarter were $5 million compared to $24 million and $28 million in the prior and year-ago quarter, respectively, mostly related to the set-top box restructuring plan announced in January 2016. The Company continued to make progress on its restructuring of the set-top box business. Exiting the first quarter of 2017, the restructuring plan was on track and achieved a run-rate of about $126 million of the total $170 million of targeted annualized savings expected upon completion.

Operating income in the first quarter of $129 million was stable in comparison to the prior quarter and increased by $162 million on a year-over-year basis.

First quarter operating income before impairment and restructuring charges(1) was $134 million, equivalent to 7.4% of net revenues, decreasing from $153 million, or 8.2% of net revenues in the 2016 fourth quarter mainly due to lower revenues. On a year-over-year basis, operating income before impairment and restructuring charges(1) improved by $139 million reflecting  higher revenues, improved product mix, manufacturing efficiencies, better fab loading and benefits from the set-top box restructuring plan.

First quarter net income was $108 million, equivalent to $0.12 per share, compared to a net income of $112 million, equivalent to $0.13 per share, in the prior quarter. On a year-over-year basis, net income improved by $149 million from the net loss of $41 million in the year-ago quarter.

Cash Flow and Balance Sheet Highlights

Capital expenditure payments, net of proceeds from sales, were $219 million during the first quarter of 2017 compared to $100 million in the year-ago quarter.

Inventory was $1.20 billion at quarter end, up 2.5% from the prior quarter. Inventory in the first quarter of 2017 was at 3.8 turns or 95 days.

In the first quarter, the Company paid cash dividends totaling $53 million. Today, ST’s Supervisory Board has proposed to the 2017 Annual General Meeting of Shareholders to declare a cash dividend of US$0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarter of 2017 and first quarter of 2018 to shareholders of record in the month of each quarterly payment.

ST’s net financial position(1) was $518 million at April 1, 2017 compared to $513 million at December 31, 2016. ST’s financial resources equaled $1.98 billion and total debt was $1.46 billion at April 1, 2017.

Total equity, including non-controlling interest, was $4.77 billion at quarter end.

(1)	Non-U.S. GAAP measure. See Appendix for additional information and reconciliation to U.S. GAAP.

Second Quarter 2017 Business Outlook

Mr. Bozotti commented, “Entering the second quarter, we continue to see healthy demand, with strong booking trends across all our product groups and regions.

“As a result, we expect second quarter revenues to increase about 5.0% on a sequential basis, representing year-over-year growth of about 12.3% at the mid-point of our guidance range. We anticipate another quarter of margin expansion with second quarter gross margin of about 38.1% at the mid-point, leading to strong year-over-year improvement in operating and net income”.

The Company expects second quarter 2017 revenues to increase about 5.0% on a sequential basis, plus or minus 3.5 percentage points. Gross margin in the second quarter is expected to be about 38.1% plus or minus 2.0 percentage points.

This outlook is based on an assumed effective currency exchange rate of approximately $1.08 = €1.00 for the 2017 second quarter and includes the impact of existing hedging contracts. The second quarter will close on July 1, 2017.

Q1 2017 – Product and Technology Highlights

Automotive and Discrete Group (ADG)
•
Started production of 32-bit Power Architecture 40nm microcontrollers for a new-generation gateway with leading-edge processing and extended-connectivity capability for an embedded-security hardware module for multiple customers;

•
Captured a win for 40nm 32-bit Power Architecture-based microcontrollers for a battery-management system with a European car maker and for a seat-belt pre-tensioner application with a major European Tier-1;

•	Landed an award for an infotainment processor and AM/FM tuner platform from a major Japanese Tier-1 for a Chinese car maker;
•	Began production of latest-generation single-chip AM/FM CMOS tuners for a Japanese Tier-1;
•	Continued to build on success with a parking brake application specific standard product with wins from multiple customers in all regions;
•	Earned an important award for a lithium-cell balancing device for a battery-management system at a leading Asian maker;
•	Maintained traction with a win for our Class AB amplifiers in wins for aftermarket Head Units for top Japanese Tier-1;
•	Won the Gen 2 Power Control Unit for a door zone application at a major European Tier-1;
•	Captured the Body Control Unit for a module being built by an American Tier-1 for a European carmaker;
•	Won sockets for high-voltage MDmesh MOSFETs for an on-board charging application and for a low-voltage MOSFET for a battery-management system at an important American OEM;
•	Recorded several design wins for low-voltage power transistors for a 48V dc/dc application and fuel pumps at important European and Asian Tier-1s;
•	Received an important award for SiC MOSFETs for on-board chargers and dc/dc converters from a leading Asian OEM.
•
Recorded several design wins with rectifiers, protection devices, and automotive-grade IPAD devices for powertrain, on-board charger, ADAS and Safety, and high-speed data-line networks with multiple global Tier-1s;

•	Registered important design-wins for field-effect rectifier diodes from a leading power-supply maker in Asia for adaptors and gaming applications;
•	Continued fast expansion of RF integrated passive device solution for RF connectivity module for the IoT market with several large customers;
•	Earned important design wins with high-voltage MDmesh devices and low-voltage STripFET MOSFETs from an important customer in Asia for a gaming application.

Analog and MEMS Group (AMG)
•
Ramped production of several products inside Samsung Galaxy S8 and S8+ flagship smartphones including 6-axis ultra-low-power MEMS inertial measurement unit integrating accelerometer and gyroscope, optical-image-stabilization gyroscope, barometric sensor, touch controller, and multifunction protection switch;

•	Announced its motion sensors and touch-screen controller IC were selected for Nintendo Switch™ system, Nintendo’s latest innovative gaming device;
•	Continued to gain share with inertial and environmental sensors in smartphones and wearables worldwide and automotive car navigation systems;
•	Launched a partnership with USound to produce world’s first piezo-MEMS speaker with excellent sound quality, targeting IoT applications;
•	Received recognition from Juniper Research for SensorTile as the best wearable platform for IoT Services;
•	Introduced a new ultra-low power 3-axis smart accelerometer with many embedded smart functions that reduce overall system power consumption;
•	Captured first ever production order for a 6-axis inertial sensor to be used in high-end industrial applications;
•	Continued strong momentum in low-power radio solutions for IoT with BlueNRG Bluetooth® low energy solutions as well as the SPIRIT sub-1GHz family for home and building automation;
•	Won multiple designs for a range of Analog products for next-generation smart metering solutions;
•	Captured several design wins for our STSPIN32 motion control family;
•
Earned qualification from the United States Defense Logistics Agency (DLA) for two Rad-Hard high-frequency, high-current drivers for Space applications (RHRPM4424 & RHRPM4423); these are the first Rad-Hard products using a radiation-enhanced version of ST’s proprietary BCD technology to get this certification.

Microcontrollers and Digital ICs Group (MDG)
•	Revealed its STM32 microcontrollers and NFC controller IC were chosen for the innovative Nintendo Switch™ system;
•	Introduced new STM32L4 MCUs, adding larger memories, enhanced graphics support, extra peripherals, and increased power-saving flexibility to the existing lines;
•	Teamed with DSP Concepts to offer STM32 users free access to an advanced audio design tool;
•
Extended the STM32 ecosystem with the introduction of MCU Finder for PC, a new STM32F7 Nucleo board and Discovery kit, and new STM32 boards to evaluate low-power, long-range IoT connectivity using LoRaWAN™, 6LoWPAN, and other Low-Power Wide Area Networks;

•	Announced the availability of the new advanced Near Field Communication ST21NFCD controller integrating the recently acquired booster technology.
•	Launched STSAFE-A1SX plug-and-play solution to secure devices connected to the Sigfox low-power wide-area network;
•	Teamed with Giesecke & Devrient and FitPay Mobile-Payment to offer a certification-ready hardware and software solution to integrate tokenized payments from Mastercard or Visa on wearable devices;

•	Captured a win for ST25 NFC reader at a major car OEM;
•	Introduced ST25DV dynamic-tag ICs that support higher speed and greater distance RFID specifications and feature an I2C bus for smart meters, IoT devices and other industrial and consumer products;
•
Announced new ST25 Discovery kit that accelerates time-to-market of NFC applications in wide range of electronic devices, including payment terminals, access control, device identification, sensor-data collection;

•	Sampled STiD337 System-on-Chip in 28nm FD-SOI that will power Eutelsat’s SmartLNB interactive terminal;
•	Ramped production of the STiD135, the world’s first 500Mbaud High Symbol Rate (HSR) satellite demodulator chip, for lead customer Newtec;
•	Expanded business from a global leader in optical communication for the PSM4 optical interface product based on silicon photonics;
•	Won multiple new designs in 55nm BiCMOS from a major Asian customer for optical infrastructure applications.

Imaging Product Division (IMD)
•	Earned multiple new design-wins and continued high-volume shipments of Time-of-Flight ranging sensors to leading smartphone manufacturers;
•	Announced new generation of Time-of-Flight sensor, which brings multi-object detection and multi-array scanning to mobile applications.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including operating income (loss) before impairment and restructuring charges, operating margin before impairment and restructuring charges, adjusted net earnings per share, free cash flow and net financial position.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information from other companies.

See the Appendix of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•	Uncertain macro-economic and industry trends, which may impact end-market demand for our products;
•	Customer demand that differs from projections;

•	The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•
Unanticipated events or circumstances, which may impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D Programs, which benefit from public funding;

•
Changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;

•
The Brexit vote and the perceptions as to the impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. While we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

•	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	The loading, product mix, and manufacturing performance of our production facilities;
•
The functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

•	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	The ability to successfully restructure underperforming business lines and associated restructuring charges and cost savings that differ in amount or timing from our estimates;
•
Changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•	Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
•	Availability and costs of raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations; and
•	Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2016, as filed with the SEC on March 3, 2017. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information

On April 27, 2017, the management of STMicroelectronics will conduct a live webcast of its conference call to discuss the Company’s operating performance for the first quarter of 2017.

The conference call will be held at 9:30 a.m. CET / 8:30 a.m. BST / 3:30 a.m. U.S. Eastern Time (ET) / 12:30 a.m. U.S. Pacific Time (PT). The live webcast and presentation materials will be available by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast will be available until May 12, 2017.

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices. By getting more from technology to get more from life, ST stands for life.augmented.

In 2016, the Company’s net revenues were $6.97 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
Tel: + 33 1 58 07 77 85
nelly.dimey@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	April 01,	April 02,
	2017	2016

Net sales	1,818	1,605
Other revenues	3	8
NET REVENUES	1,821	1,613
Cost of sales	(1,136)	(1,075)
GROSS PROFIT	685	538
Selling, general and administrative	(234)	(229)
Research and development	(334)	(342)
Other income and expenses, net	17	28
Impairment, restructuring charges and other related closure costs	(5)	(28)
Total Operating Expenses	(556)	(571)
OPERATING INCOME (LOSS)	129	(33)
Interest expense, net	(4)	(5)
Income (loss) on equity-method investments	-	-
INCOME (LOSS) BEFORE INCOME TAXES	125	(38)
AND NONCONTROLLING INTEREST
Income tax expense	(16)	(2)
NET INCOME (LOSS)	109	(40)
Net income attributable to noncontrolling interest	(1)	(1)
NET INCOME (LOSS) ATTRIBUTABLE TO PARENT COMPANY	108	(41)

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.12	(0.05)
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.12	(0.05)

NUMBER OF WEIGHTED AVERAGE SHARES USED IN CALCULATING DILUTED EARNINGS PER SHARE	901.9	878.6

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	April 01,	December 31,	April 02,
In millions of U.S. dollars	2017	2016	2016
	(Unaudited)	(Audited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,641	1,629	1,697
Marketable securities	335	335	343
Trade accounts receivable, net	946	939	891
Inventories	1,201	1,173	1,302
Other current assets	351	311	468
Total current assets	4,474	4,387	4,701
Goodwill	117	116	79
Other intangible assets, net	188	195	162
Property, plant and equipment, net	2,489	2,287	2,333
Non-current deferred tax assets	534	528	554
Long-term investments	57	57	57
Other non-current assets	467	434	492
	3,852	3,617	3,677
Total assets	8,326	8,004	8,378

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	685	117	173
Trade accounts payable	757	620	666
Other payables and accrued liabilities	777	750	692
Dividends payable to stockholders	6	59	10
Accrued income tax	47	42	52
Total current liabilities	2,272	1,588	1,593
Long-term debt	773	1,334	1,428
Post-employment benefit obligations	354	347	367
Long-term deferred tax liabilities	5	5	12
Other long-term liabilities	150	134	161
	1,282	1,820	1,968
Total liabilities	3,554	3,408	3,561
Commitment and contingencies
Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 911,095,420 shares issued, 883,530,762 shares outstanding)	1,157	1,157	1,157
Capital surplus	2,828	2,818	2,790
Retained earnings	538	431	483
Accumulated other comprehensive income	428	371	612
Treasury stock	(241)	(242)	(288)
Total parent company stockholders’ equity	4,710	4,535	4,754
Noncontrolling interest	62	61	63
Total equity	4,772	4,596	4,817
Total liabilities and equity	8,326	8,004	8,378

STMicroelectronics N.V.
SELECTED CASH FLOW DATA
Cash Flow Data (in US$ millions)	Q1 2017	Q4 2016	Q1 2016

Net Cash from operating activities	289	378	141
Net Cash used in investing activities	(227)	(243)	(110)
Net Cash used in financing activities	(53)	(163)	(107)
Net Cash increase (decrease)	12	(46)	(74)

Selected Cash Flow Data (in US$ millions)	Q1 2017	Q4 2016	Q1 2016

Depreciation & amortization	154	161	184
Net payment for Capital expenditures	(219)	(228)	(100)
Dividends paid to stockholders	(53)	(53)	(88)
Change in inventories, net	(22)	35	(22)

Appendix
STMicroelectronics
Supplemental Financial Information

	Q1 2017	Q4 2016	Q1 2016
€/$ Effective Rate	1.08	1.10	1.10

Net Revenues By Market Channel (%)	Q1 2017	Q4 2016	Q1 2016
Total OEM	66%	67%	67%
Distribution	34%	33%	33%

Product Group Data (US$ Million)	Q1 2017	Q4 2016	Q1 2016
Automotive and Discrete Group (ADG)
- Net Revenues	708	716	671
- Operating Income (Loss)	38	53	39
Analog and MEMS Group (AMG)
- Net Revenues	443	436	369
- Operating Income (Loss)	45	41	2
Microcontrollers and Digital ICs Group (MDG)
- Net Revenues	593	610	532
- Operating Income (Loss)	60	59	(3)
Others (a)
- Net Revenues	77	97	41
- Operating Income (Loss)	(14)	(24)	(71)
Total
- Net Revenues	1,821	1,859	1,613
- Operating Income (Loss)	129	129	(33)

 (a) Net revenues of “Others” includes revenues from sales of Imaging Product Division, Subsystems, assembly services, and other revenue. Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of the Imaging Product Division, Subsystems and other products. “Others” includes $1 million, $4 million, and $10 million of unused capacity charges in the first quarter of 2017 and fourth and first quarters of 2016, respectively; and $5 million, $24 million, and $28 million of impairment, restructuring charges, and other related closure costs in the first quarter of 2017 and fourth and first quarters of 2016, respectively.

(Appendix – continued)

STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In US$ Million Except Per Share Data ($)

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income (loss) before impairment and restructuring charges and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST and other one-time items, net of the relevant tax impact.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q1 2017 (US$ million, except per share data ($))	Gross Profit	Operating Income	Net Earnings	Corresponding EPS
U.S. GAAP	685	129	108	0.12
Impairment & Restructuring		5	5
Estimated Income Tax Effect			(1)
Non-U.S GAAP	685	134	112	0.12

Q4 2016 (US$ million, except per share data ($))	Gross Profit	Operating Income	Net Earnings	Corresponding EPS
U.S. GAAP	698	129	112	0.13
Impairment & Restructuring		24	24
Estimated Income Tax Effect			1
Non-U.S GAAP	698	153	137	0.15

Q1 2016 (US$ million, except per share data ($))	Gross Profit	Operating Income (loss)	Net Earnings (loss)	Corresponding EPS
U.S. GAAP	538	(33)	(41)	(0.05)
Impairment & Restructuring		28	28
Estimated Income Tax Effect			(3)
Non-U.S GAAP	538	(5)	(16)	(0.02)

(continued)

(Appendix – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (US$ million)	April 1, 2017	December 31, 2016	April 2, 2016
Cash and cash equivalents	1,641	1,629	1,697
Marketable securities	335	335	343
Total financial resources	1,976	1,964	2,040
Short-term debt	(685)	(117)	(173)
Long-term debt	(773)	(1,334)	(1,428)
Total financial debt	(1,458)	(1,451)	(1,601)
Net financial position	518	513	439

Free cash flow is defined as net cash from operating activities minus net cash from (used in) investing activities, excluding payment for purchases (proceeds from the sale of) marketable securities and short-term deposits, restricted cash and net cash variation for joint ventures deconsolidation. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

Free cash flow (US$ million)	Q1 2017	Q4 2016	Q1 2016
Net cash from operating activities	289	378	141
Net cash used in investing activities	(227)	(243)	(110)
Payment for purchase and proceeds from sale of marketable securities, investment in short-term deposits, restricted cash and net cash variation for joint ventures deconsolidation	-	-	-
Free cash flow	62	135	31

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 27, 2017	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services